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NEWS RELEASE

SHAW COMMUNICATIONS EXPANDS TO HAMILTON, ONTARIO
Shaw now largest cable company in Canada

CALGARY, AB (October 23, 2009) – Shaw Communications Inc. announced today that it has been granted approval by the CRTC to acquire Mountain Cablevision Limited in Hamilton, Ontario making Shaw the largest cable company in Canada.

“The Boris and Shaw families have both built their businesses on a strong value system that stems from a desire to treat customers and employees as part of the extended family,” said Peter Bissonnette, President, Shaw Communications Inc. “The Boris family has deep roots in the Hamilton area and we are proud to be able to continue their legacy of exceptional customer service, community involvement and commitment to employees.”

Mountain Cablevision has approximately 135 employees, 41,000 cable customers, 29,000 Internet subscribers and 30,000 Digital Phone lines.

“We’re excited to welcome the Mountain Cablevision employees to the Shaw team,” continued Bissonnette. “Our people are at the heart of everything we do at Shaw. We are all partners in this new venture and look forward to growing the Hamilton business together with a dedicated focus on the customer experience. Customers can expect the same great products and same great people under the Shaw name.”

Shaw serves customers across Canada through Shaw Cablesystems, Shaw Direct, Shaw Business Solutions, Shaw Tracking and Shaw Broadcast.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 800,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca